EXHIBIT 99.1

Acergy S.A. announces anti-trust clearance from relevant US and Norwegian authorities regarding the proposed combination of Acergy S.A and Subsea 7 Inc.

London, England – September 28, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY) today announced that anti-trust clearance has been granted from the relevant US and Norwegian authorities.

On August 9, 2010 Acergy S.A. and Subsea 7 Inc. submitted their respective applications to the US Federal Trade Commission and the Anti-trust Division of the US Department of Justice. On September 8, 2010, the waiting period in connection with the application was terminated, at which point the Combination was cleared by the relevant US authorities.

On September 6, 2010, Acergy S.A. and Subsea 7 Inc. submitted a notification to the Norwegian Competition Authority. On September 28, 2010 unconditional clearance was issued.

Completion is currently anticipated for January 2011 subject to shareholder approvals and other customary completion conditions, as outlined in the prospectus dated September 21, 2010.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide.   We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the date of completion and the other customary completion conditions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 or Acergy.